Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173333

Prospectus Supplement No. 1 Dated June 7, 2011

(To Prospectus Dated May 10, 2011)

FOR IMMEDIATE RELEASE

1401 Highway 62-65 North	FOR FURTHER INFORMATION CONTACT:
P O Box 550	Larry J. Brandt/CEO
Harrison, AR 72602	Dabbs Cavin/President
Sherri Billings/CFO
870.741.7641

FIRST FEDERAL BANCSHARES ANNOUNCES EXTENSION OF

COMMON STOCK RIGHTS OFFERING

HARRISON, AR (June 7, 2011) — First Federal Bancshares of Arkansas, Inc. (NASDAQ: FFBH) (the “Company”), the holding company for First Federal Bank, today announced that it is extending its ongoing common stock rights offering to give eligible stockholders additional time to exercise their subscription rights after the Company learned of delays in the delivery of subscription materials. Accordingly, holders of the subscription rights will now have until 5:00 p.m., Eastern time, on June 21, 2011 to exercise their rights. The rights offering was originally scheduled to expire on June 9, 2011.

Under the terms of the rights offering, the Company distributed, at no charge to holders of its common stock as of the close of business on March 23, 2011, rights to purchase shares of the Company’s common stock at a subscription price of $3.00 per full share. During the extended offering period, any person who received subscription rights from the Company during the original offering period may exercise those rights that have not already been exercised.

If an eligible stockholder holds shares of the Company’s common stock in a brokerage account and wishes to exercise any subscription rights, the stockholder should follow the instructions received from his or her broker. If the eligible stockholder has not heard from his or her broker and wishes to participate in the rights offering, the stockholder should contact his or her broker.

Participants in the Company’s Employees’ Savings and Profit Sharing Plan & Trust (the “401(k) Plan”) who wish to exercise their rights held within the 401(k) Plan will now have until 5:00 p.m., Eastern time, on June 14, 2011 to deliver their election forms to the Company and exercise their subscription rights. For those participants in the 401(k) Plan who properly elected on or prior to June 2, 2011 to exercise their subscription rights, there is no further action necessary to exercise the rights held in their 401(k) Plan accounts. No subscription rights held by the 401(k)

Plan will be exercised if the per share public trading price of the Company’s common stock at the close of trading on June 20, 2011 is not greater than or equal to the subscription price of $3.00 per share.

Please review the Company’s prospectus dated May 10, 2011 for a complete description of all of the terms of the rights offering.  Other than as described above, all of the offering terms described in the prospectus remain the same and apply during the extended period of the offering.

Any questions about the rights offering may be directed to Registrar and Transfer Company, the Company’s subscription agent, at (800) 368-5948 (toll free).

About First Federal Bancshares

First Federal Bancshares of Arkansas, Inc. is a unitary savings and loan holding company for First Federal Bank (the “Bank”). The Bank is a community bank serving consumers and businesses in Northcentral and Northwest Arkansas with a full range of checking, savings, investment, and loan products and services. The Bank, founded in 1934, conducts business from 18 full-service branch locations, one stand-alone loan production office, and 29 ATMs located in Northcentral and Northwest Arkansas. For information on all the products and services we offer, visit us at www.ffbh.com or contact our Account Information Center at (870) 365-8329 or (866) AIC-FFBH (toll free) or by email at aic@ffbh.com.

Additional Information

The Company has filed a registration statement on Form S-1 with the Securities and Exchange Commission (the “SEC”) containing a prospectus with respect to the rights offering. The registration statement became effective on May 10, 2011.

The rights offering will be made only by means of the prospectus related to the rights offering, which was also filed on May 10, 2011. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Caution about Forward-Looking Statements

This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risk and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Words such as “will likely result,” “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “hopes,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” and variations of these words and similar expressions are intended to identify these forward-looking statements. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management. The Company’s actual results may differ materially from those contemplated by the forward-looking statements. The Company cautions you therefore against relying on any of these forward-looking statements. These statements are neither statements of historical fact nor guarantees or assurances of future performance.

Factors that could cause actual events or results to differ significantly from those described in the forward-looking statements include, but are not limited to those described in the cautionary language included under the headings “Risk Factors,” “Questions and Answers related to this Rights Offering,” “Prospectus Summary,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in (i) the Company’s prospectus related to the rights offering, (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed on March 16, 2011, (iii) the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed on May 2, 2011, and (iv) other filings with the SEC.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made, whether as a result of new information, future developments or otherwise, except as may be required by law.